NO ACT

08021461

1933
414
1/15/2008

PE
12-20-07

DC

January 15, 2008

Received SEC
JAN 15 2008
Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Energy West, Incorporated
Incoming letter dated December 20, 2007

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of Energy West under the 1934 Act may be taken into account to determine whether Holdco is eligible to use Form S-3 or Form S-8 under the 1933 Act, and to determine whether Holdco may furnish information in a Form S-4 under the 1933 Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if Holdco, as successor to Energy West, does not file new registration statements under the 1933 Act for ongoing offerings of securities covered by Energy West's currently effective registration statements on Forms S-3 and S-8. Instead, Holdco may adopt Energy West's registration statements pursuant to Rule 414 under the 1933 Act by filing post-effective amendments to those registration statements;

- Energy West's 1934 Act reporting history may be taken into account when determining Holdco's compliance with the current public information requirements of Rule 144(c)(1) under the 1933 Act;

- Average weekly reported trading volume in Energy West Common Stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- The Merger will be a succession for purposes of Rule 12g-3(a) under the 1934 Act; and

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

- Persons who have filed statements on Schedule 13D under the 1934 Act reporting beneficial ownership of Energy West Common Stock will not be required to file additional or amended statements on Schedule 13D as a result of the Merger, provided that they note in their next subsequent filings on Schedule 13D that Holdco is the successor to Energy West.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2008

Mail Stop 3010

Marc C. Krantz
Kohrman Jackson & Krantz, PLL
Attorneys at Law
One Cleveland Center, 20th Floor
1375 East Ninth Street
Cleveland, Ohio 44114-1793

RE: Energy West, Incorporated

Dear Mr. Krantz:

In regard to your letter of December 20, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel

Kohrman
Jackson &
Krantz PLL
ATTORNEYS AT LAW

Securities Act of 1933
Rule 144
Rule 414
Forms S-3, S-4 and S-8

Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3
Schedule 13D

December 20, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Request for No-Action Letter or Interpretive Opinion With Respect to Reorganization of Energy West, Incorporated*

Ladies and Gentlemen,

Pursuant to verbal comments from the staff (the "*Staff*") of the Securities and Exchange Commision ("*SEC*") Division of Corporation Finance (the "*Division*"), we hereby revise our prior request for no-action dated October 12, 2007, submitted on behalf of our client, Energy West, Incorporated a Montana corporation ("*Energy West*"). Energy West seeks to reorganize its operations into a holding company structure (the "*Reorganization*"). Energy West will create a wholly-owned Montana subsidiary that will act as a holding company ("*Holdco*"), and Holdco and Energy West will, together, create a wholly-owned Montana subsidiary of Holdco ("*MergerSub*"). Energy West will then merge with MergerSub (the "*Merger*"), and Energy West will survive the merger. As a result of the Merger, Energy West will be a direct, wholly-owned subsidiary of Holdco and Holdco will indirectly conduct the businesses that Energy West conducted immediately prior to the Merger. Immediately following the Merger, each person who owned an equity interest in Energy West immediately prior to the Merger will own a corresponding equity interest in Holdco.

On behalf of our client, we hereby request confirmation by the Staff, in the form of a no-action letter or interpretive opinion, with respect to interpretations under the Securities Act of 1933, as amended (the "*1933 Act*"), and the Securities Exchange Act of 1934, as amended (the "*1934 Act*"), incident to the proposed Reorganization upon the terms described in this letter. The Division has granted relief on many occasions with respect to substantially identical reorganizations.

V 216·736·7204
F 216·621·6536
E mck@kjk.com

One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216·696·8700
www.kjk.com

Summary of Basis for Relief Requested

Section 35-1-815 of the Montana Business Corporation Act ("MBCA") allows mergers to occur in certain circumstances without shareholder approval. The Reorganization meets the conditions set forth in Section 35-1-815 of the MBCA for a merger to occur without shareholder approval. The Division has issued no-action letters with respect to similar reorganizations accomplished without shareholder approval in accordance with various states' laws, including:

- Section 1201(b) of the California General Corporation Law (see *Natomas Co.*, available March 21, 1980 and *Viking Freight Systems, Inc.*, available June 9, 1986);
- Section 251(g) of the Delaware General Corporation Law (see *Roper Industries, Inc.*, available July 19, 2007, *Hecla Mining Company*, available October 31, 2006, *Matria Healthcare, Inc.*, available February 10, 2005, *Kerr-McGee Corporation*, available July 31, 2001, *Northwest Airlines Corporation*, available December 16, 1998, *World Access, Inc., NACT Telecommunications, Inc.*, available October 28, 1998, *El Paso Natural Gas Company*, available May 21, 1998, *Rouge Steel, Inc.*, available April 22, 1997, *BMC West Corporation*, available April 4, 1997, *Halliburton Company*, available December 11, 1996, *America West Airlines, Inc.*, available April 25, 1996, *Proler International Corp.*, available February 8, 1996, *INDRESCO, INC.*, available October 31, 1995 and *Toys "R" Us, Inc.*, available December 1, 1995);
- Section 607.11045 of the Florida Business Corporation Act (see *Lamalie Associates, Inc.*, available December 15, 1998);
- Section 14A:10-5.1 of the New Jersey Business Corporation Act (see *Par Pharmaceutical, Inc.*, available June 19, 1991);
- Section 1953(3) of the Pennsylvania Business Corporation Law (see *Bon-Ton Stores, Inc.*, available July 14, 1995); and
- Section 32.34.03(4)(b) of the Revised Code of Washington (see *First Mutual Savings Bank*, available October 8, 1999 and *Washington Mutual Savings Bank*, available August 22, 1994).

Background

The Company

Energy West is a publicly-held corporation listed on the Nasdaq National Market ("*Nasdaq*"). Energy West is a regulated public utility with operations in Montana, Wyoming, North Carolina and Maine and non-utility operations conducted through its subsidiaries. Energy West currently conducts its business in three reporting segments: natural gas operations, pipeline operations and natural gas marketing.[1] Energy West is a reporting company under the 1934 Act and is current in its filings under the 1934 Act. Energy West does not meet the definitions of "large accelerated filer" or "accelerated filer" as defined in Rule 12b-2 of the 1934 Act and, accordingly, is a non-accelerated filer.

At the time the original request for no-action was submitted, Energy West had an authorized capitalization consisting of: (i) 5.0 million common shares, par value $0.15 per share ("*EWST Common Stock*"), and (ii) 1.5 million preferred shares, par value $0.15 per share ("*EWST Preferred Stock*"). On September 24, 2007, the Board of Directors recommended an increase in the authorized capitalization of Energy West with respect to EWST Common Stock from 5.0 million to 15.0 million. The increase was approved by the shareholders of Energy West at the 2007 annual meeting held on November 15, 2007, and has since been effected. Also, on November 9, 2007 the Board of Directors approved a three-for-two stock split of EWST Common Stock (the "*Split*"). The Board submitted the Split to the Montana Public Service Commission ("*MPSC*") and Wyoming Public Service Commission ("*WPSC*") for approval. On December 18, 2007 the MPSC approved the Split and Energy West now awaits approval by the WPSC. The Split will increase the authorized shares of EWST Common Stock from 15.0 million to 22.5 million and would increase the shares of EWST Common Stock currently issued and outstanding to 4,311,303 if the Split were effected as of the date of this letter.

As of the date of this letter, Energy West has an authorized capitalization consisting of: (i) 15.0 million shares of EWST Common Stock, of which 2,874,202 shares are issued and outstanding, and (ii) 1.5 million shares of EWST Preferred Stock, of which no shares are issued and outstanding. Energy West's Board of Directors has the authority, without further

[1] Formerly, Energy West had another reporting segment, propane operations, that primarily engaged in the distribution of propane in Arizona. The Arizona operations of this reporting segment were sold during the last fiscal year. Propane distribution operations in Montana that were formerly reported under this segment are now reported under Energy West's marketing segment.

shareholder action, to establish separate series of preferred stock and to determine and fix any or all of the designations and powers, preferences and rights, and the qualifications, limitations or restrictions of each preferred series prior to issuance.

Holdco

At the time the Merger becomes effective (the "*Effective Time*"), Holdco will have an authorized capitalization that is identical to the authorized capitalization of Energy West as of the Effective Time. The authorized capitalization of Holdco at the Effective Time would be as follows: (i) 15.0 million shares of common stock, par value $0.15 per share ("*Holdco Common Stock*"),[2] and (ii) 1.5 million preferred shares, par value $0.15 per share ("*Holdco Preferred Stock*"). In addition, Holdco's Board of Directors will have the authority, without further shareholder action, to establish separate series of preferred stock and to determine and fix any or all rights of the designations and powers, preferences and rights, and the qualifications, limitations or restrictions of each series prior to issuance. Prior to the Merger, neither Holdco nor MergerSub will have any liabilities, conduct any business or have any assets, other than minimal amounts of cash and cash equivalents representing their respective initial capitalizations and, in the case of Holdco, the stock of MergerSub.

The Merger is not being effected in connection with any currently pending corporate transaction. Further, although Energy West's management and its Board of Directors have determined that the Reorganization will give them the flexibility to pursue various strategic alternatives in the future, there are no current plans to pursue any particular corporate transaction following the Merger.

The Reorganization

The Reorganization of Energy West will be accomplished via the following steps:

- Energy West will form Holdco, a wholly-owned Montana subsidiary of Energy West.
- Energy West and Holdco will, together, form MergerSub, which will be a wholly-owned Montana subsidiary of Holdco.

[2] In the event the Split is approved by the WPSC and effected by Energy West prior to the Reorganization, Holdco and Energy West would have authorized capitalizations that include 22.5 million shares of their respective common stock at the Effective Time (rather than 15.0 million).

- Energy West will seek the approval of the MPSC and WPSC to form Holdco and effect the Merger.
- Energy West, Holdco and MergerSub will enter a merger agreement (the "*Plan*") that will govern the Reorganization. As part of the Plan, Energy West will agree to merge with MergerSub, with Energy West as the survivor. Mergers effected pursuant to MBCA § 35-1-815 do not require shareholder approval and do not give rise to shareholders' appraisal or dissenters' rights. Therefore, Energy West will not submit the Plan to Energy West's shareholders for approval. See MBCA § 35-1-815 and the section of this letter entitled "Montana Corporate Law With Respect to Reorganization Without Shareholder Approval."
- Upon receipt of the approval of MPSC and WPSC, Energy West will merge with MergerSub, and MergerSub's existence will terminate.
- Immediately following the Effective Time and by virtue of the Merger:
  - The stock of Holdco that Energy West owned will be transferred to Holdco or otherwise eliminated;
  - The articles of incorporation and bylaws of Holdco following the Merger will be identical to the articles of incorporation and bylaws of Energy West before the Merger;
  - After the Merger, each shareholder of EWST Common Stock will own a corresponding percentage of shares of Holdco Common Stock with identical designations, preferences, limitations, and rights;
  - The number of shares of Holdco Common Stock outstanding immediately after the Merger will be equal to the number of shares of EWST Common Stock outstanding prior to the Merger;
  - Energy West will be a direct, wholly-owned subsidiary of Holdco and Holdco will, with and through Energy West, conduct the business and operations that Energy West and its subsidiaries formerly conducted; and
  - The consolidated assets and liabilities of Holdco after the Effective Time will be identical to the consolidated assets and liabilities of Energy West prior to the Effective Time.

At the Effective Time, Holdco Common Stock will be listed for trading on Nasdaq and EWST Common Stock will be withdrawn from listing. In connection with the reorganization, EWST Common Stock will no longer be registered pursuant to Section 12 of the 1934 Act.

Energy West will timely file a Current Report on Form 8-K when the parties enter into the Plan. Energy West is not required to notify its shareholders of the Merger under the MBCA; however, Energy West or Holdco, as appropriate, will file a Current Report on Form 8-K describing the Merger on the date that the Effective Time occurs. Additionally, as soon as practicable after the Effective Time, Holdco will issue a press release describing the Merger. In reliance upon the Staff's Interpretive Release dated September 23, 1981 (Rel. 34-18114), after the Reorganization, officers, directors and 10% benefitical owners of Energy West will not file initial statements on Form 3 to reflect their interest in shares of Holdco Common Stock, provided they note on their next subsequent filing on Form 4, such form being filed to indicate a change in their beneficial ownership of Holdco Common Stock, that Holdco is the successor issuer of Energy West for purposes of filings under Section 16(a).

Benefit Plans

Energy West maintains benefit plans (each a "*Benefit Plan*" and collectively the "*Benefit Plans*") that involve the issuance of EWST Common Stock or interests in EWST Common Stock or in the related Benefit Plans. Energy West maintains effective registration statements on Form S-8 and Form S-3 (Registration Nos. 333-123341, 333-32917 and 333-38061) (the "*Plan Registrations*") with respect to the Benefit Plans. From and after the Effective Time, Holdco will assume all of Energy West's obligations under the Benefit Plans. Further, as applicable, interests in Holdco Common Stock will be issued in lieu of interests in EWST Common Stock under the Benefit Plans. In addition, pursuant to the Merger, each outstanding option to purchase EWST Common Stock granted pursuant to the Benefit Plans, as applicable, will be converted into an option to purchase the same number of shares Holdco Common Stock. Holdco and Energy West will execute and deliver such documents, and make such amendments to the Benefit Plans, as necessary or appropriate to effect the assumption of the Benefit Plans by Holdco. However, the amendments will not alter the benefits accruing to participants under the Benefit Plans, the number of securities to be issued under the Benefit Plans or the requirements for eligibility under the Benefit Plans.

Montana Corporate Law With Respect to Reorganizations Accomplished Without Shareholder Approval

Energy West intends to accomplish the Merger pursuant to Section 35-1-815 of the MBCA, a copy of which section is attached as Exhibit A to this letter. Section 35-1-815 of the MBCA requires a board of directors to submit a plan of merger to shareholders for approval in some cases, but the statute provides an exception to this rule where the articles of incorporation of the surviving corporation are identical to its articles prior to the merger, each shareholder of the survivor will hold the same number of shares before and after the merger, and shareholders' voting power is not substantially diluted as is the case in the Merger.

The Division has issued no action letters with respect to reorganizations effected without shareholder approval on numerous occasions. See, e.g., *Natomas Co., Viking Freight Systems, Inc., Roper Industries, Inc., Hecla Mining Company, Matria Healthcare, Inc., Kerr-McGee Corporation, Northwest Airlines Corporation, World Access, Inc., NACT Telecommunications, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, Halliburton Company, America West Airlines, Inc., Proler International Corp., INDRESCO,*

INC., Toys "R" Us, Inc., Lamalie Associates, Inc., Par Pharmaceutical, Inc., Bon-Ton Stores, Inc., First Mutual Savings Bank and *Washington Mutual Savings Bank, supra.* Thus, the requests set forth below are based on, and consistent with, previous determinations of the Division.

Requested Advice

On behalf of Energy West, we seek your concurrence in the form of a no-action letter and interpretive opinion with respect to the following:

1. *Forms S-3, S-4 and S-8*

Holdco, as a successor registrant to Energy West, will be entitled to rely upon the prior reporting history of Energy West for the purpose of determining Holdco's eligibility for use of registration statements on Forms S-3, S-4 and S-8.

2. *Rule 414*

After the Effective Time, Holdco will constitute a "successor issuer" of Energy West for purposes of Rule 414 promulgated under the 1933 Act and may file post-effective amendments to Energy West's registration statements on Forms S-3 and S-8 as contemplated by Rule 414.

3. *Rule 144(c) and (e)*

The prior activities of Energy West and the average weekly reported trading volume in EWST Common Stock may be taken into account in determining whether Holdco has complied with the information requirements of Rule 144(c)(1) under the 1933 Act and the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the 1933 Act.

4. *Rules 12g-3 and 12b-2*

The Merger constitutes a "succession" for purposes of Rule 12g-3(a) of the 1934 Act, and upon consummation of the Merger, the Holdco Common Stock will be deemed to be registered under Section 12(b) of the 1934 Act in accordance with Rule 12g-3(e).

5. *Schedule 13D*

Persons who have filed statements on Schedule 13D reporting ownership interests in EWST Common Stock will not be required to file any additional or amended statements or forms as a result of the Merger, provided they instead note in their next filings that Holdco is the successor issuer to Energy West.

Discussion and Analysis

1. *Forms S-3, S-4 and S-8*

It is our opinion that Holdco, as a successor registrant, will be entitled to rely upon the reporting history of Energy West for the purposes of being eligible to use Forms S-3, S-4 and S-8.

General Instruction I.A.7 to Form S-3 under the 1933 Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if:

- its predecessor and it, taken together, meet such conditions;
- the succession was primarily for the purpose of forming a holding company; and
- the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

As of the Effective Time, Holdco will have met these requirements. First, Holdco's predecessor, Energy West, met the requirements of General Instructions 1.A.1, 2, 3 and 5 to Form S-3. Second, the Reorganization constitutes a succession and is primarily for the purpose of forming a holding company. Third, the consolidated assets, liabilities and financial position of Holdco immediately after the Effective Time will be identical to those of Energy West prior to the Merger, and Holdco will continue to conduct the same business and operations as Energy West conducted prior to the Merger.

Accordingly, and in the absence of economic and substantive consequence, we are of the opinion that Holdco should be deemed to be a successor registrant for the purposes of General Instruction 1.A.7 to Form S-3 and should be able to include the prior reporting history of Energy West in determining whether Holdco "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the 1933 Act and "satisfies the registrant requirements for use of S-3" as such phrase is used in the General Instructions to Form S-8. Such a determination would be consistent with *Roper Industries, Hecla Mining Company, Manta Healthcare, Inc., Rouge Steel, Inc., Halliburton Company, America West Airlines, Inc, INDRESCO. Inc.* and *Toys "R" Us, Inc., supra.*

2. *Rule 414*

It is our opinion that under Rule 414 under the 1933 Act, the registration statements of Energy West should be deemed the registration statements of Holdco for the purpose of continuing offerings covered by such registration statements, including the Plan Registrations. Rule 414 provides that under certain circumstances, where an issuer succeeds another issuer for the purpose of changing its form of organization, the registration statements of the predecessor-issuer will be deemed to be the registration statements of the successor-issuer for the purpose of continuing the offering covered by such registration statements.

One requirement of Rule 414 is that "immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities." See Rule 414(a). Immediately prior to the Effective Time, Holdco and MergerSub will have no assets or liabilities other than nominal assets or liabilities.

Another requirement of Rule 414 is that the successor issuer acquires all of the assets and assumes all of the liabilities and obligations of the predecessor issuer. Specifically, Rule 414(b) requires:

> The succession was effected by a *merger or similar succession* pursuant to *statutory provisions or the terms of the organic instruments under which* the successor issuer *acquired all of the assets and assumed all of the liabilities* and obligations of the predecessor issuer. (Emphasis added.)

The Reorganization entails the creation of two wholly-owned subsidiaries and the merger of Energy West with one of these subsidiaries. Thus, the Reorganization constitutes a "succession" that "was effected by a merger or similar succession pursuant to statutory provisions or the terms of...organic instruments." Further, because Holdco will own all of the capital stock of Energy West after the Merger, the effect of Energy West's merger with MergerSub is that the consolidated assets and liabilities of Holdco at the Effective Time will be all the assets and liabilities of Energy West prior to the Merger. Thus, Holdco is assuming all of the assets and liabilities of its predecessor, Energy West.

Another requirement of Rule 414 is that shareholders of the predecessor approve the succession following the solicitation of proxies pursuant to Section 14(a) of the 1934 Act or the furnishing of information pursuant to Section 14(c) of the 1934 Act. As noted above, because shareholder approval of the Merger is not required pursuant to MBCA Section 35-1-815, Energy West is not required, nor does it intend, to seek such approval and therefore will not need to solicit proxies or provide such information. The Division has issued no-action letters with respect to reorganizations effected without shareholder approval on numerous occasions. See *Roper Industries, Hecla Mining Company, El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc., Toys "R" Us, Inc., INDRESCO, Inc.* and *Par Pharmaceutical, Incorporated, supra.*

Holdco will comply with the conditions of Rule 414, including the amendment of the current Energy West registration statements pursuant to Rule 414(d) (which rule states that the successor issuer will file an amendment to the registration statements of the predecessor issuer expressly adopting such registration statements as its own registration statements for all purposes of the 1933 Act and the 1934 Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect).

For these reasons, it is our opinion that the Plan Registrations should be deemed to be the corresponding registration statements of Holdco as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414 promulgated under the 1933 Act, and that Holdco may file post-effective amendments to the Plan Registrations as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Division with respect to Rule 414 in the context of transactions similar to the Merger. See *Roper Industries, Hecla Mining Company, El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc., Toys "R" Us, Inc., INDRESCO, Inc.* and *Par Pharmaceutical, Incorporated, supra.*

3. *Rule 144(c)(1) and (e)(1)*

It is our opinion that Holdco and the holders of the Holdco Common Stock will be entitled to certain benefits with respect to Rule 144.[3] Rule 144 provides a "safe harbor" for persons deemed not to be engaged in a distribution of securities, provided certain conditions are met.

[3] In reliance on new Rule 144(d)(3)(ix), which becomes effective February 15, 2008, Energy West is not seeking no-action relief with respect to whether shareholders of Holdco will be permitted to "tack" the periods in which they held EWST Common Stock to the periods in which they will hold Holdco Common Stock for the purposes of satisfying the temporal restrictions set forth in Rule 144(d), assuming the Reorganization complies with the requirements of new Rule 144(d)(3)(ix).

First, it is our opinion that the prior reporting history of Energy West should be included for purposes of determining whether Holdco has complied with the public information requirements of Rule 144(c)(1). Rule 144(c)(1) requires the issuer to have been subject to the reporting requirements of the 1934 Act for a period of at least 90 days immediately preceding the sale of the securities and to have filed all reports required to be filed under the 1934 Act during the 12 months preceding the sale of the securities, or such shorter time as the issuer was required to file such reports. Immediately after the Effective Time, Holdco will have on a consolidated basis assets, liabilities, business and operations identical to Energy West prior to the Merger, and Energy West has been subject to, and has complied with, the reporting requirements of the Act for more than the past 12 months. Therefore, the prior reporting history of Energy West should be included for purposes of determining whether Holdco has complied with the public information requirements of Rule 144(c)(1). This opinion is supported by previous determinations of the Division in *Roper Industries, Hecla Mining Company, Lamalie Associates, Inc., El Paso Natural Gas Company, Proler International Corp., Toys "R" Us, Inc., INDRESCO, Inc.* and *Bon-Ton Stores, Inc., supra.*

Second, it is our opinion that with respect to the trading restrictions set forth in Rule 144(e)(1), the owners of Holdco Common Stock should be entitled to rely upon the most recent report or statement published by Energy West prior to the Effective Time and the average weekly reported volume of trading in EWST Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Effective Time for the purpose of determining the applicable limitation on amount of stock that may be sold in compliance with Rule 144(e)(1). As explained above, immediately after the Effective Time, Holdco will have on a consolidated basis identical assets, liabilities, business and operations to those of Energy West prior to the Merger. Our opinion with respect to the operation of Rule 144(e)(1) is based on these facts and is consistent with previous determinations of the Division in *Roper Industries, Hecla Mining Company, Lamalie Associates, Inc.* and *El Paso Natural Gas Company, supra.*

4. *Rules 12g-3 and 12b-2*

It is our opinion that the Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the 1934 Act. Therefore, Holdco Common Stock should be deemed registered under Section 12(b) of the 1934 Act.[4]

[4] Rule 12g-3 under the 1934 Act provides that "[w]here in connection with a succession by merger, consolidation, exchange of securities or otherwise, securities of an issuer that are not previously registered pursuant to section 12 of the 1934 Act are issued to the holders of any class of securities of another issuer

{K0151340.8}

"Succession" is defined under Rule 12b-2 of the 1934 Act as "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer." As a result of the Reorganization, Energy West will be a wholly-owned subsidiary of Holdco, and Holdco's consolidated assets will be the same as those of Energy West prior to the Merger. On many occasions, the Division has issued no-action letters with respect to reorganizations such as that proposed by Energy West, suggesting that the Reorganization constitutes a "succession" for purposes of Rule 12g-3(a). See *Hecla Mining Company, Lamalie Associates, Inc., El Paso Natural Gas Company, BMC West Corporation, America West Airlines, Inc., Proler International Corp., Toys "R" Us, Inc.* and *INDRESCO, Inc., supra.*

Further, in SEC Release 34-38850, dated July 18, 1997 (the "*1997 Release*"), the SEC stated that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. We believe the specific acknowledgement by the SEC in the 1997 Release that a succession can occur through a holding company formation provides additional guidance that a succession can include a reorganization such as Energy West's for the purposes of Rule 12g-3.

Accordingly, we seek confirmation that the Holdco Common Stock will be deemed registered under Section 12(b) of the 1934 Act upon issuance following the Merger. Shortly after the Effective Time, Holdco will file on Form 8-K a statement that the Holdco Common Stock being issued in connection with the Merger is registered under Section 12(b) of the 1934 Act.

5. *Schedule 13D*

Section 13(d)(1) of the 1934 Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of any equity security registered pursuant to Section 12 file a statement on Schedule 13D. Section 13(d)(2) of the 1934 Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur.

As a result of the Merger, Energy West will be a wholly-owned subsidiary of Holdco, and Holdco's consolidated assets and liabilities will be the same as those of Energy West prior to the Merger. Consequently, we believe

---

that is registered pursuant to either section 12(b) or (g) of the 1934 Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the 1934 Act."

persons who have filed a Schedule 13D for EWST Common Stock should not be required to file a new or amended Schedule 13D so long as they state in their next amendment to Schedule 13D that Holdco is the successor to Energy West for purposes of filings under Section 13(d). This belief is based upon previous determinations of the Division in *Roper Industries, Hecla Mining Company, Lamalie Associates, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc.* and *Toys "R" Us., Inc., supra.*

Authority for Opinions Expressed Above

In drawing our conclusions and expressing our opinions set forth above, we have relied in part upon requests for no-action letters or interpretive opinions, and responses of the Staff to such requests, in reference to corporate reorganizations that were substantially similar to the Merger, including *Natomas Co., Viking Freight Systems, Inc., Roper Industries, Inc., Hecla Mining Company, Matria Healthcare, Inc., Kerr-McGee Corporation, Northwest Airlines Corporation, World Access, Inc., NACT Telecommunications, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, Halliburton Company, America West Airlines, Inc., Proler International Corp., INDRESCO, INC., Toys "R" Us, Inc., Lamalie Associates, Inc., Par Pharmaceutical, Inc., Bon-Ton Stores, Inc., First Mutual Savings Bank* and *Washington Mutual Savings Bank, supra.*

* * *

Kohrman Jackson & Krantz PLL
ATTORNEYS AT LAW

Conclusion

On behalf of our client, we respectfully request your response as soon as possible. If the Staff disagrees with any of our conclusions or is not inclined to grant the advice or relief requested, then we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter.

We have submitted seven copies of this letter in addition to this original in accordance with SEC Release 33-6269.

If you have any questions or require any additional information, please contact me at 216-736-7204.

Sincerely,

Marc C. Krantz

cc: James W. Garrett
Thomas J. Smith
David A. Cerotzke

{K0151340.8}

bcc: W.E. 'Gene' Argo
Kim Beatty
Wade Brooksby
Steven A. Calabrese
Mark D. Grossi
Richard M. Osborne
James R. Smail
James E. Sprague
Tuck Washburne, Esq.

Mont. Code Anno., § 35-1-815 (2005)

35-1-815 Action on plan.

(1) Except as provided in subsection (7), after adopting a plan of merger or share exchange, the board of directors of each corporation party to the merger and the board of directors of the corporation whose shares will be acquired in the share exchange shall submit the plan of merger, except as provided in subsection (7), or share exchange for approval by its shareholders.

(2) For a plan of merger or share exchange to be approved:

(a) the board of directors shall recommend the plan of merger or share exchange to the shareholders, unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the plan; and

(b) the shareholders entitled to vote shall approve the plan.

(3) The board of directors may condition its submission of the proposed merger or share exchange on any basis.

(4) The corporation shall notify each shareholder, whether or not entitled to vote, of the proposed shareholders' meeting in accordance with 35-1-520. The notice must also state that the purpose or one of the purposes of the meeting is to consider the plan of merger or share exchange and must contain or be accompanied by a copy or summary of the plan.

(5) Unless this chapter, the articles of incorporation, or the board of directors, acting pursuant to subsection (3), require a greater vote or a vote by voting groups, the plan of merger or share exchange to be authorized must be approved by each voting group entitled to vote separately on the plan by an affirmative vote of two-thirds, or a majority vote if authorized by subsection (10), of the votes entitled to be cast on the plan by that voting group.

(6) Separate voting by voting groups is required:

(a) on a plan of merger if the plan contains a provision that, if contained in a proposed amendment to articles of incorporation, would require action by one or more separate voting groups on the proposed amendment under 35-1-228; and

(b) on a plan of share exchange by each class or series of shares included in the exchange, with each class or series constituting a separate voting group.

(7) Action by the shareholders of the surviving corporation on a plan of merger is not required if:

(a) the articles of incorporation of the surviving corporation will not differ, except for amendments enumerated in 35-1-226, from its articles before the merger;

(b) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger;

(c) the number of voting shares outstanding immediately after the merger plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and

(d) the number of participating shares outstanding immediately after the merger plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.

(8) As used in subsection (7):

(a) "participating shares" means shares that entitle their shareholders to participate without limitation in distributions; and

(b) "voting shares" means shares that entitle their shareholders to vote unconditionally in elections of directors.

(9) After a merger or share exchange is authorized and at any time before articles of merger or share exchange are filed, the planned merger or share exchange may be abandoned, subject to any contractual rights, without further shareholder action in accordance with the procedure set forth in the plan of merger or share exchange or, if no procedure is set forth, in the manner determined by the board of directors.

(10) A majority of all votes entitled to be cast by each voting group is sufficient to constitute approval by the corporation if a statement to that effect is included in the articles of incorporation but only if:

(a) the statement is included in the articles of incorporation at the time the initial articles of incorporation were filed; or

(b) the statement is included in an amendment to the articles of incorporation approved by an affirmative vote of two-thirds of the votes entitled to be cast on the amendment pursuant to 35-1-227.

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